Public Power Corporation S.A.

30, Chalkokondyli Str., 104 32 Athens, Greece

F/DI: 590/27.11.03

BY COURIER

Securities and Exchange Commission
450 Fifth Street, NW
Washington, D.C. 20549
U.S.A.

Public Power Corporation S.A.- File No. 82-34707
Submission Pursuant to Rule 12g3-2(b) under
the Securities Exchange Act of 1934

On behalf of Public Power Corporation S.A. ("PPC"), a foreign private issuer that claims exemption pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended (the "Exchange Act"), in accordance with the requirements of such rule, we enclose a copy of our 3 Q 2003 results according to Greek General Accepted Accounting Standards.

This document is furnished on the understanding that it will not be deemed "filed" with the Commission or otherwise subject to the liabilities of Section 18 of the Exchange Act and that the furnishing of such document shall not constitute an admission for any purpose that PPC is subject to the Exchange Act.

If you have any questions or require any additional information, please contact me on +30 210 5225346.

Please acknowledge receipt of this letter and the enclosures by stamping the enclosed copy of this letter and returning it to us by post.

Sincerely,

Gr. Anastasiadis
Chief Financial Officer

dlw 12/4

Enclosure
- 3Q 2003 results (Greek GAAP)

PUBLIC POWER CORPORATION S.A.
CONDENSED BALANCE SHEET AS AT SEPTEMBER, 2003
ACCOUNTING PERIOD 1/1/2003 - 9/30/2003
(Amounts in thousands Euro)

	Sept 30, 2003	Sept 30, 2002
ASSETS		
B. INSTALLATION COSTS	31.306	22.823
Less: Accumulated depreciation	25.055	20.340
Net book value	6.251	2.483
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	16.825.392	10.777.939
Less: Accumulated depreciation and amortization	7.720.669	4.296.978
Net book value	9.104.723	6.480.961
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	7.978	16.311
TOTAL FIXED ASSETS	9.112.701	6.497.272
D. CURRENT ASSETS		
I. Inventories	557.878	557.767
II. Customers	387.275	357.094
II. Other Receivables	131.504	231.841
III. Marketable Securities	8.945	10.166
IV. Cash at Banks and in Hand	28.055	33.284
TOTAL CURRENT ASSETS	1.113.657	1.190.152
E. PREPAYMENTS AND ACCRUED INCOME	252.144	214.956
TOTAL ASSETS	10.484.753	7.904.863
DEBIT MEMO ACCOUNTS	2.576.314	2.125.095

	Sept 30, 2003	Sept 30, 2002
LIABILITIES & SHAREHOLDERS' EQUITY		
A. LIABILITIES AND SHAREHOLDERS' INVESTMENT		
I. Share capital	1.067.200	679.760
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.246.798	1.593.378
IV. Reserves	532.280	491.376
Special reserve, Law 2941/01	1.426.731	-1.543.077
Result for the period before tax	328.112	378.298
Result for the period 1.1.01 - 12.31.01 before tax	0	353.551
Profit carried forward	6.351	0
TOTAL SHAREHOLDERS' INVESTMENTS	4.723.226	2.069.040
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	562.783	478.132
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.436.766	3.396.411
Other long term liabilities	362.858	353.881
	3.799.624	3.750.292
II. CURRENT LIABILITIES		
Suppliers	163.478	119.156
Bonds and bank loans, short term portion	397.868	890.859
Taxes, duties and social security funds	63.109	65.015
Other liabilities	597.821	353.974
	1.222.276	1.429.004
TOTAL LIABILITIES	5.021.900	5.179.296
D. ACCRUALS AND DEFERRED INCOME	176.844	178.395
TOTAL LIABILITIES	10.484.753	7.904.863
CREDIT MEMO ACCOUNTS	2.576.314	2.125.095

PUBLIC POWER CORPORATION S.A.
CONDENSED STATEMENT OF INCOME
ACCOUNTING PERIOD 1/1/2003 - 9/30/2003
(Amounts in thousands Euro)

	Sept 30, 2003	Sept 30, 2002
Sales	2.923.236	2.514.387
Less: Cost of sales	2.130.349	1.756.921
Gross operating results	792.887	757.466
Plus: other operating income	79.392	74.878
Total	872.279	832.344
Less: Administrative expenses	108.086	89.818
Research and development costs	21.005	16.622
Selling expenses	323.017	175.772
Subtotal	420.171	550.132
Less: Financial expenses, net	156.765	153.923
Total operating profit	263.406	396.209
Plus: Extraordinary income	125.786	60.736
Less: Extraordinary expenses	61.080	78.647
RESULT FOR THE PERIOD BEFORE TAX	328.112	378.298

Athens, September 27, 2003

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. PAPOULIAS	**ST. NEZIS**	**EL. EXAKOUSTIDIS**
ID.C.P. Ξ 092194	ID.C.P. Ξ 305492	ID.C.P. T 157094

NOTES FOR PPC S.A.

1. Due to the revaluation of fixed assets and the readjustment of depreciation and amortization rates, the Company's profit before tax for the nine month period ended September 30, 2003 is charged with depreciation and amortization expenses of more than Euro 200 million.

2. The September 30, 2003 condensed financial statements were prepared under the same accounting principles with those applied during the previous corresponding period.

3. According to the provisions of Law 2773/1999, PPC was transformed, effective January 1, 2001, into a Societe Anonyme. Its first fiscal year began on January 1st 2001 and ended on December 31, 2002.

4. In accordance with Law 2941/2001, the Company, in 2002 proceeded to a revaluation of its fixed assets as of December 31, 2000. The results of the above mentioned revaluation were recorded in the Company's books during the last quarter of 2002 resulting in the increase of the fixed assets' book value and accumulated depreciation, by approximately Euro 5.506 million and Euro 2.577 million, respectively. The resulting surplus of approximately Euro 2.929 million, was recorded in a separate account in shareholders' equity (Special Reserve L. 2941/2001). Had the fixed assets' depreciation expense for the nine month period ended September 30, 2002, been calculated using the appraised values, such depreciation expense would have been increased by approximately Euro 165 million, with an equal decrease of the period's profit before tax. Depreciation and amortization is calculated according to the depreciation and amortization rates provided by the recently enacted P.D. 299/2003.

5. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organization (PPC – PIO) has not yet been finalized.

6. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 893 million at September 30, 2003, representing the net book value of customers' contributions in the construction cost of the Company's networks, is included in Equity under "Subsidies for fixed assets acquisitions".

7. There are no mortgages on the Company's fixed assets.

8. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at September 30, 2003.

9. Adequate accruals were recorded for all costs relating to the period.

10. Capital expenditure for the period totalled approximately Euro 490 million.

11. Adequate provisions have been established for all known litigation.

12. The Company employs 28.280 employees and is refunded for 163 employees who work exclusively for the Hellenic Transmission System Operator.

13. Certain reclassifications have been made to the 2002 condensed financial statements to conform to the presentation in the 2003 condensed financial statements.

14. The main activity of the Company, in accordance with the STAKOD classification Code 03, is classified in the activity code No 401 "Generation and distribution of electricity".

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED BALANCE SHEET AS AT SEPTEMBER 30, 2003

ACCOUNTING PERIOD 1/1/2003 - 9/30/2003

(Amounts in thousands Euro)

	Sept 30, 2003	Sept 30, 2002
ASSETS		
B. INSTALLATION COSTS	31.306	23.071
Less: Accumulated depreciation	25.055	20.406
Net book value	6.251	2.665
C. FIXED ASSETS		
I, II. INTANGIBLE & TANGIBLE ASSETS	16.825.479	10.778.033
Less: Accumulated depreciation and amortization	7.720.739	4.297.033
Net book value	9.104.740	6.481.000
III. INVESTMENT IN SUBSIDIARIES AND OTHER LONG TERM FINANCIAL ASSETS	4.762	11.891
TOTAL FIXED ASSETS	9.109.502	6.492.891
D. CURRENT ASSETS		
I. Inventories	557.878	557.767
II. Customers	387.275	357.094
II. Other Receivables	132.075	231.919
III. Marketable Securities	8.945	13.116
IV. Cash at Banks and in Hand	30.331	34.927
TOTAL CURRENT ASSETS	1.116.504	1.194.823
E. PREPAYMENTS AND ACCRUED INCOME	252.144	214.957
TOTAL ASSETS	10.484.401	7.905.336
DEBIT MEMO ACCOUNTS	2.576.464	2.125.245

LIABILITIES & SHAREHOLDERS' EQUITY

	Sept 30, 2003	Sept 30, 2002
A. LIABILITIES AND SHAREHOLDERS' INVESTMENT		
I. Share capital	1.067.200	679.760
II. Share Premium	115.754	115.754
III. Revaluation reserves & investment grants	1.246.798	1.593.378
IV. Reserves	532.280	491.375
Special reserve, Law 2941/01	1.426.731	-1.543.077
Result for the period before tax	328.112	378.161
Result for the period 1.1 - 12.31.01 before tax	0	353.689
Profit carried forward	6.350	0
TOTAL SHAREHOLDERS' INVESTMENTS	4.723.225	2.069.040
B. PROVISIONS FOR CONTINGENCIES AND EXPENSES	562.783	478.132
C. LIABILITIES		
I. Long term liabilities		
Bonds and bank loans	3.436.766	3.396.411
Other long term liabilities	362.858	353.881
	3.799.624	3.750.292
II. CURRENT LIABILITIES		
Suppliers	164.061	119.556
Bonds and bank loans, short term portion	397.868	890.859
Taxes, duties and social security funds	63.129	65.020
Other liabilities	596.867	354.043
	1.221.925	1.429.478
TOTAL LIABILITIES	5.021.549	5.179.770
D. ACCRUALS AND DEFERRED INCOME	176.844	178.394
TOTAL LIABILITIES	10.484.401	7.905.336
CREDIT MEMO ACCOUNTS	2.576.464	2.125.245

PPC GROUP OF COMPANIES

CONDENSED CONSOLIDATED STATEMENT OF INCOME

ACCOUNTING PERIOD 1/1/2003 - 9/30/2003

(Amounts in thousands Euro)

	Sept 30, 2003	Sept 30, 2002
Sales	2.923.236	2.514.387
Less: Cost of sales	2.130.349	1.756.921
Gross operating results	792.887	757.466
Plus: other operating income	79.392	74.878
Total	872.279	832.344
Less: Administrative expenses	108.823	90.966
Research and development costs	21.005	16.622
Selling expenses	323.017	175.772
Subtotal	419.434	548.984
Less: Financial expenses, net	156.443	152.857
Total operating profit	262.991	396.127
Plus: Extraordinary income	126.229	60.735
Less: Extraordinary expenses	61.096	78.649
Less: Depreciation not included in operating expenses	12	52
RESULT FOR THE PERIOD BEFORE TAX	328.112	378.161

Athens, September 27, 2003

THE CHAIRMAN OF THE BOARD	THE MANAGING DIRECTOR	THE CHIEF ACCOUNTANT
D. PAPOULIAS	**ST. NEZIS**	**EL. EXAKOUSTIDIS**
ID.C.P. Ξ 092194	ID.C.P. Ξ 305492	ID.C.P. T 157094

NOTES FOR PPC GROUP

1. Due to the revaluation of fixed assets and the readjustment of depreciation and amortization rates, profit before tax for the nine month period ended September 30, 2003 is charged with depreciation and amortization expenses of more than Euro 200 million.

2. The September 30, 2003 condensed financial statements were prepared under the same accounting principles with those applied during the previous corresponding period.

3. The September 30, 2003 condensed consolidated financial statements include the accounts of the Parent Company (PPC S.A.) and its subsidiaries (a) PPC RHODES S.A. (formerly KOZEN HELLAS S.A.), (b) PPC Renewable Sources S.A. (c) PPC Telecommunications S.A. and (d) PPC KRITI S.A.

4. According to the provisions of Law 2773/1999, the Parent Company was transformed, effective January 1, 2001, into a Societe Anonyme. Its first fiscal year began on January 1st 2001 and ended on December 31, 2002.

5. In accordance with Law 2941/2001, the Parent Company, in 2002 proceeded to a revaluation of its fixed assets as of December 31, 2000. The results of the above mentioned revaluation were recorded in the Company's books during the last quarter of 2002 resulting in the increase of the fixed assets' book value and accumulated depreciation, by approximately Euro 5.506 million and Euro 2.577 million, respectively. The resulting surplus of approximately Euro 2.929 million, was recorded in a separate account in shareholders' equity (Special Reserve L. 2941/2001). Had the fixed assets' depreciation expense for the nine month period ended September 30, 2002, been calculated using on the appraised values, such depreciation expense would have been increased by approximately Euro 165 million with an equal decrease of the period's profit before tax. Depreciation and amortization is calculated according to the depreciation and amortization rates provided by the recently enacted P.D. 299/2003.

6. The final clearance and reconciliation of the balances of the PPC Personnel Insurance Organization (PPC – PIO) has not yet been finalized.

7. In accordance with a decision of the National Accounting Council, which equates "Customers' Contributions" with "Subsidies for fixed assets acquisitions", an amount of approximately Euro 893 million at September 30, 2003, representing the net book value of customers' contributions in the construction cost of the Parent Company's networks is included in Equity under "Subsidies for fixed assets acquisitions".

8. There are no mortgages on the Parent Company's fixed assets.

9. Monetary assets and liabilities that are denominated in foreign currencies have been adjusted to reflect the exchange rates at September 30, 2003.

10. Adequate accruals were recorded for all costs relating to the period.

11. Capital expenditure for the period totalled approximately Euro 490 million.

12. Adequate provisions have been established for all known litigation.

13. The Group employs 28.281 employees. The Parent Company is refunded for 163 employees who work exclusively for the Hellenic Transmission System Operator.

14. Certain reclassifications have been made to the 2002 condensed consolidated financial statements to conform to the presentation in the 2003 condensed consolidated financial statements.